Exhibit 99.1

LEE KEELING AND ASSOCIATES, INC.

INTERNATIONAL PETROLEUM CONSULTANTS

115 West 3rd Street, Suite 700

Tulsa, Oklahoma 74103-3410

(918) 587-5521

www.lkaengineers.com

February 24, 2016

Tapstone Energy, LLC

210 Park Avenue, Suite 1350

Oklahoma City, Oklahoma 73102

Re:	Estimated Reserves and
Future Net Cash Flow
Tapstone Energy, LLC
Constant Pricing and Expenses

Gentlemen:

In accordance with your request, we have prepared an estimate of the proved reserves and future net cash flow attributable to the interests owned by Tapstone Energy, LLC (Tapstone) as of December 31, 2015. These interests are in oil and gas properties located in the states of Oklahoma, Kansas and Texas. Reserves estimated represent one hundred per cent (100%) of Tapstone’s reserves. In addition to being in compliance with requirements established by the Society of Petroleum Engineers (SPE), American Association of Petroleum Geologists (AAPG), World Petroleum Congress (WPC) and the Society of Petroleum Evaluation Engineers (SPEE), this report also complies with the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. This report has been prepared for Tapstone Energy Inc.’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose. The effective date of our estimate is December 31, 2015. It was completed February 24, 2016 and the results are summarized as follows:

					FUTURE NET CASH FLOW
	ESTIMATED REMAINING NET RESERVES					Present Worth
RESERVE	Oil	Gas	NGL	Net Equiv.	Total	Disc. @ 10%
CLASSIFICATION	(MBBL)	(MMCF)	(MBBL)	MBOE(1)	(M$)	(M$)
Proved Developed Producing	10,233	266,717	20,130	74,816	672,141	366,409
Proved Developed Non-Producing	791	19,915	1,016	5,126	51,944	27,890
Proved Undeveloped	12,535	114,221	9,058	40,629	262,237	81,116

Total Proved Reserves(2)	23,559	400,853	30,204	120,571	986,322	475,416

Notes:

(1)	MBOE calculated by converting six MMCF of gas to one MBOE.
(2)	Totals may not sum due to rounding.

Future net cash flow is the amount, exclusive of federal and state income taxes, which will accrue to Tapstone’s interests from continued operation of the properties to depletion. It should not be construed as a fair market or trading value. The preparation of this report included the use of all methods and procedures considered necessary under the circumstances.

No attempt has been made to quantify or otherwise account for any accumulative gas production imbalances that may exist. Likewise, no attempt has been made to determine whether the wells and facilities are in compliance with various governmental regulations. Accordingly, no costs have been included in the event the wells and facilities are not in compliance.

CLASSIFICATION OF RESERVES

Reserve classifications are as defined by the Society of Petroleum Engineers (SPE), American Association of Petroleum Geologists (AAPG), World Petroleum Council (WPC) and Society of Petroleum Evaluation Engineers (SPEE). The below reserve classifications conform to guidelines currently accepted by the Securities and Exchange Commission (SEC).

Proved Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

Proved Developed Non-Producing Reserves includes non-producing and behind-pipe reserves. Non-Producing Reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not yet started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production. In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

Proved Undeveloped Reserves are quantities expected to be recovered through future investments: (1) from new wells on undrilled acreage in known accumulations, (2) from deepening existing wells to a different (but known) reservoir, (3) from infill wells that will increase recovery, or (4) where a relatively large expenditure (e.g. when compared to the cost of drilling a new well) is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.

INTRODUCTION

There are 925 producing wells on the subject properties. Almost eighty per cent (80%), 733 wells, are operated by Tapstone. The remaining 192 wells are operated by various oil and gas producers.

ESTIMATION OF RESERVES

The majority of the subject wells have been producing for a considerable length of time. Reserves attributable to wells with a well-defined production and/or pressure decline trend were based upon extrapolation of that trend to an economic limit and/or abandonment pressure.

Reserves anticipated from new wells were based upon volumetric calculations or analogy with similar properties that are producing from the same horizons in the respective areas. Structural position, net pay thickness, well productivity, gas/oil ratios, water production, pressures, and other pertinent factors were considered in the estimation of these reserves.

Reserves assigned to behind-pipe zones and undeveloped locations have been estimated based on volumetric calculations and/or analogy with other wells in the area producing from the same horizon.

FUTURE NET CASH FLOW

Oil Income and Prices

Income from the sale of oil uses pricing based on SEC regulations based on the unweighted average price for NYMEX West Texas Intermediate for the first day of each month from January 2015 to December 2015. The computed reference price of $50.28 per barrel was held constant throughout the life of each lease. The reference price was adjusted for historical differentials between posted prices and actual field prices to reflect quality, transportation fees and regional price differences. Provisions were made for state severance and ad valorem taxes where applicable. The average adjusted product prices weighted by production over the remaining lives of the properties was $48.33 per barrel of oil as of December 31, 2015.

Gas Income and Prices

Income from the sale of gas uses pricing based on SEC regulations based on the average price for natural gas sold at Henry Hub the first day of each month from January 2015 to December 2015. The computed reference price of $2.587 per MCF was held constant throughout the life of each lease. The reference price was adjusted for basis differentials, marketing, and transportation costs. Provisions were made for state severance and ad valorem taxes where applicable. The average adjusted product prices weighted by production over the remaining lives of the properties was $2.54 per Mcf of natural gas as of December 31, 2015.

NGL Income and Prices

Income from the recovery and sale of natural gas liquids (NGL) was based on a price that is thirty percent (30%) of the oil price in the Oklahoma areas of Mocane Laverne and Verden, while forty-five (45%) of the oil price is used in the Oklahoma deep Mississippi area. NGL pricing in Kansas utilized forty-one percent (41%). The average adjusted product prices weighted by production over the remaining lives of the properties was $16.59 per barrel of NGLs as of December 31, 2015.

Operating Expenses

Operating expenses were based upon monthly operating costs anticipated by Tapstone using actual results of Tapstone operating experience in the months of April through July 2015. All expenses were held constant throughout the life of each lease.

Future Expenses and Abandonment Costs

As provided by Tapstone, provisions have been made for future expenses required for drilling, recompletion and/or abandonment costs. These costs have been held constant from current estimates.

QUALIFICATIONS OF LEE KEELING AND ASSOCIATES, INC.

Lee Keeling and Associates, Inc. has been offering consulting engineering and geological services to integrated oil companies, independent operators, investors, financial institutions, legal firms, accounting firms and governmental agencies since 1957. Its professional staff is experienced in all productive areas of the United States, Canada, Latin America and many other foreign countries. The firm’s reports are recognized by major financial institutions and used as the basis for oil company mergers, purchases, sales, financing of projects and for registration purposes with financial and regulatory authorities throughout the world.

GENERAL

Information upon which this estimate of net reserves and future net cash flows has been based was furnished by the staff of Tapstone or was obtained by us from outside sources we consider to be reliable. This information is assumed to be correct. No attempt has been made to verify title or ownership of the subject properties. Interests attributed to wells to be drilled at undeveloped locations are based on current ownership. Leases were not inspected by a representative of this firm, nor were the wells tested under our supervision; however, the performance of the majority of the wells was discussed with employees of Tapstone.

This report has been prepared utilizing all methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character, and we have used all methods and procedures necessary to prepare this report. The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required. The reserves included in this report have been based upon the assumption that the wells will be operated in a prudent manner under the same conditions existing on the effective date. Actual production results and future well data may yield additional facts, not presently available to us, which may require an adjustment to our estimates. The assumptions, data, methods and procedures used in connection with the preparation of this report are appropriate for the purpose served by this report.

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. As in all aspects of oil and gas estimation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

The projection of cash flow has been made assuming constant prices. There is no assurance that prices will not vary. For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.

It should be pointed out that regulatory authorities could, in the future, change the allocation of reserves allowed to be produced from a particular well in any reservoir, thereby altering the material premise upon which our reserve estimates may be based.

It is our opinion that based upon our knowledge of current facts and conditions, the reserves presented in this report are a reasonable measure of Tapstone’s reserves considered by us.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations can be made available for inspection in our office.

This report is to be used only in its entirety.

We appreciate this opportunity to be of service to you.

Very truly yours,

/s/ Lee Keeling and Associates, Inc.

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